VBI Vaccines Inc.

160 Second Street, Floor 3

Cambridge, MA 02142

(617) 830-3031

September 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	VBI Vaccines Inc.
Registration Statement on Form S-3, originally filed on August 26, 2022
File No. 333-267109 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VBI Vaccines Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on September 6, 2022, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

VBI Vaccines Inc.

By:	/s/ Christopher McNulty
Christopher McNulty
Chief Financial Officer and
Head of Business Development